Exhibit 99.1

SciSparc Announces Enrollment of the First Five Patients in the Clinical Trial of its Innovative SCI-210 Treatment

The clinical trial for SCI-210 is conducted in Israel, after which the Company aims to move forward with the commercialization process of SCI-210, first in the Israeli market

TEL AVIV, Israel, Aug. 19, 2024 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced that the first five patients have been enrolled and dosed into its ongoing clinical trial in children suffering from autism spectrum disorder (“ASD”) at the Soroka Medical Center in Israel.

The double-blind, randomized and placebo-controlled trial uses SciSparc’s proprietary SCI-210, an innovative combination comprising cannabidiol (“CBD”) and CannAmide™ (SciSparc’s novel Palmitoylethanolamide formulation), which is designed to alleviate ASD symptoms. SciSparc will enroll 60 subjects between the ages of five and 18 for 20 weeks, with the purpose of assessing how SCI-210 therapy compares to standard CBD monotherapy in managing symptoms of ASD.

The Company’s goal is to sell SCI-210 first in Israel and then in other countries, subject to obtaining the requisite regulatory approvals.

The trial has three primary efficacy metrics: the Aberrant Behavior Checklist-Community (ABC-C) parent questionnaire; the Clinical Global Impressions-Improvement (CGI-I) performed by a clinician; and the effective therapeutic dose. The trial was designed in consultation with the National Autism Research Center, the leading research center for autism in Israel.

“People of all genders, ethnicities and economic backgrounds can be diagnosed with ASD. Although ASD can be a lifelong disorder, treatments and services can improve a person’s symptoms and daily functioning. Consistent with our mission of improving people’s lives, we are happy with the ongoing pace of enrollment in the SCI-210 trial and expect that this study will generate new scientific data so that others may be better helped in the future,” said Oz Adler, SciSparc’ s Chief Executive Officer.

ASD is a condition related to brain development that impacts how a person perceives and socializes with others, causing problems in social interaction and communication. The term “spectrum” in ASD refers to the wide range of symptoms and severity.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds’ oil-based products on Amazon Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the expected progress and design of the clinical trial, its expected commercialization strategy and its view on the progress and effect of the clinical study. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on April 1, 2024, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055